[Arrow Financial Corporation Letterhead]

August 11, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC 20549

Attention:  Kathryn McHale and Matt McNair, Staff Attorneys

Re:

Arrow Financial Corporation

Registration Statement on Form S-3 filed on June 29, 2011

File No. 333-175236

Dear Ms. McHale and Mr. McNair:

On behalf of Arrow Financial Corporation (the “Company”), I am writing in response to the comments contained in your letter dated July 15, 2011 (the “Letter”) regarding the Company’s Registration Statement filed on June 29, 2011 (the “Registration Statement”).

We have made every effort to address your observations and recommendations included in the Letter where appropriate. As applicable, in our responses below, we have provided you the relevant enhanced disclosure that we intend to include in a pre-effective amendment to the Form S-3 that we believe appropriately responds to the comments within your Letter.

For your convenience, we have included below in italics the original text of your comments from the Letter followed by our response.

General

1.

Please revise to include on the prospectus cover page all of the information required by Item 501(b) of Regulation S-K. We note the disclosure under “Prospectus Summary.”

 Response:

We will insert a prospectus cover page that includes all of the information required by Item 501(b) of Regulation S-K.

10. What additional information about the Company is available?

2.

Please revise to clarify that you are incorporating by reference all filings filed by the registrant pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement. Alternatively, confirm that you will file a pre-effective amendment to incorporate Exchange Act reports filed prior to effectiveness. We note the disclosure that “all documents filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of shares under this Prospectus will be incorporated by reference into this Prospectus.”

Response:  We will revise the Registration Statement to clarify the filings that are to be incorporated by reference.

Exhibit 5.1

3.

Counsel has not specified to which jurisdiction it is opining. Please arrange for counsel to revise its opinion to specify that its opinion pertains to the corporate laws of the jurisdiction of incorporation.

Response:  We will arrange for Counsel to revise its legal opinion to specify that it is opining with respect to the Federal laws of the United States and the laws of the State of New York, as currently in effect.

4.

We note the penultimate paragraph. The opinion must speak as of the date of effectiveness. Please arrange for counsel to revise accordingly or confirm that you will refile the opinion on the date of effectiveness.

Response:  We will arrange for Counsel to revise its legal opinion to speak as of the Registration Statement’s date of effectiveness.

5.

We note the first sentence in the last paragraph. Counsel may limit reliance on the opinion with regard to purpose, but not person. Please arrange for counsel to revise accordingly.

Response:

We will arrange for Counsel to revise its legal opinion accordingly.

Pursuant to your request, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (518) 745-1000 if we can be of further assistance. We thank you in advance for your customary courtesies.

Very truly yours,

ARROW FINANCIAL CORPORATION

/s/ Terry R. Goodemote

Terry R. Goodemote,

Executive Vice President and Chief Financial Officer